Exhibit 12

Anheuser-Busch Companies, Inc. and Subsidiaries

Consolidated Ratio of Earnings to Fixed Charges

The following table sets forth the company’s ratio of earnings to fixed charges, on a consolidated basis for the periods indicated (in millions):

	Six Months Ended June 30		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
Earnings

Consolidated pretax income	$1,451.2	$1,393.1	$2,422.7	$2,276.9	$2,057.4	$2,812.1	$2,643.9

Dividends received from equity investees	421.3	403.1	413.3	247.0	210.1	179.0	169.2

Net interest capitalized	5.1	6.4	10.7	10.8	8.3	7.7	3.3

Fixed charges	275.1	262.5	530.3	498.5	502.3	471.1	442.6

Adjusted earnings	$2,152.7	$2,065.1	$3,377.0	$3,033.2	$2,778.1	$3,469.9	$3,259.0

Fixed Charges

Interest expense	$250.7	$239.6	$484.4	$451.3	$454.5	$426.9	$401.5

Interest portion of rent expense 1/	21.3	20.1	40.3	41.9	42.5	38.9	36.3

Amortization of deferred debt issuance costs	3.1	2.8	5.6	5.3	5.3	5.3	4.8

Total fixed charges	$275.1	$262.5	$530.3	$498.5	$502.3	$471.1	$442.6

Ratio	7.8X	7.9X	6.4X	6.1X	5.5X	7.4X	7.4X

1/           The interest portion of rent expense is calculated as one-third of total rents paid.